Exhibit 99.1

                        INTERSHOP COMMUNICATIONS REPORTS
                      FIRST QUARTER 2002 FINANCIAL RESULTS

JENA, GERMANY - APRIL 30, 2002 - INTERSHOP  COMMUNICATIONS AG (NEUER MARKT: ISH,
NASDAQ: ISHP), a leading provider of e-commerce software for enterprises, today announced financial results for the first quarter 2002, ended March 31, 2002.

Total first quarter revenue grew to Euro 12.2 million compared with total revenue of Euro 11.7 million in the previous quarter. High-margin license revenue rose by 50% to Euro 6.2 million sequentially, representing 51% of total revenue.

Intershop reduced total cost in the first quarter by 30% from Euro 36.7 million to Euro 25.6 million Euros sequentially.

Including restructuring charges, Intershop reduced its first quarter 2002 net loss by 43% from Euro 24.7 million or a net loss of Euro 0.28 per share in the fourth quarter, to a net loss of Euro 13.3 million or a net loss of Euro 0.15 per share in the first quarter of 2002.


                          FIRST QUARTER 2002 HIGHLIGHTS

o Total revenue increased by 4% sequentially to Euro 12.2 million, in a tough market environment.
o High-margin license revenue increased by 50% sequentially to Euro 6.2 million, representing 51% of total revenue.
o License revenue growth driven by strong adoption of new Enfinity products, including Procurement and Content Management.
o Workforce reduction on track to second quarter 2002 target of approximately 500 employees.
o Intershop reduced first quarter 2002 total cost by 30% from Euro 36.7 million to Euro 25.6 million Euros sequentially. Excluding restructuring costs and goodwill amortization charges, Intershop reduced total cost by 3% quarter on quarter. First quarter restructuring efforts are expected to reduce total cost to approximately Euro 18 million in the second quarter of 2002.
o CEO Stephan Schambach invested Euro 10 million in cash to purchase Intershop stock.
o Total liquidity including cash, cash equivalents, marketable securities, and restricted cash at Euro 35.8 million as of March 31, 2002, compared with Euro 36.3 million as of December 31, 2001.
o Bolstered senior management team with appointment of Dr. Jurgen Schottler as Chief Financial Officer.
o 22 new products of the Enfinity product family sold, bringing total to date to 340.
o Blue chip customers including Compaq, Hewlett-Packard, Siemens Business Services, Sonera, Sun Microsystems, Shiseido, Bertelsmann mediaSystems, and the German Ministry of the Interior.


Intershop recorded first quarter 2002 restructuring costs of Euro 3.8 million, compared with fourth quarter 2001 restructuring costs of Euro 1.7 million. Fourth quarter 2001 costs included goodwill charges of Euro 12.4 million.

MANAGEMENT REVIEW

CEO Stephan Schambach stated, "In the fourth quarter of 2001, we launched our new Enfinity Procurement Solution, Enfinity Content Management Solution, and Enfinity MultiSite, and results have exceeded our expectations. These products are designed to reduce our customers' total cost of ownership (TCO) and increase their returns on investment (ROI) for their IT initiatives. Not only were the sales cycles for these products shortened significantly compared to our established product offering, we also increased the Enfinity average deal size to Euro 321,000 and signed three deals in excess of Euro 1 million."

WINNING WITH PARTNERS

Intershop' global partner program, designed to increase sales through indirect partner channels, made significant progress in the first quarter of 2002. Intershop formed a new partnership with T-Systems International, a leading European IT and telecommunications company. Existing partners such as Siemens Business Services and UBIS helped Intershop win new customers including the German Ministry of the Interior (BMI) and FIFA respectively.

BUSINESS OUTLOOK

First quarter restructuring efforts are expected to reduce total cost to approximately Euro 18 million in the second quarter of 2002. With a modest pickup in economic activity and strong focus on increasing license sales, Intershop expects to reach EBITDA breakeven on a quarterly basis in 2002.

INVESTOR CONFERENCE CALL INFORMATION

The company will hold a conference call (audio Webcast at HTTP://WWW.INTERSHOP.COM, section investors) with CEO Stephan Schambach and CFO Dr. Jurgen Schottler to discuss the first quarter 2002 results in more detail. The conference call is scheduled for Tuesday, April 30th, 2002, at 10:00 a.m. Central European Time / 4:00 a.m. Eastern Standard Time / 1:00 a.m. Pacific Standard Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

ABOUT INTERSHOP

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

INVESTOR RELATIONS:                         PRESS:
Klaus F. Gruendel                           Heiner Schaumann
T: +49-40-23709-128                         T: +49-3641-50-1000
F: +49-40-23709-111                         F: +49-3641-50-1002
K.GRUENDEL@INTERSHOP.COM                    H.SCHAUMANN@INTERSHOP.COM


THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.


                          INTERSHOP Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                         (in thousands Euro, unaudited)

                                                                                March 31,        December 31,
                                                                                  2002               2001
                                                                                  ----               ----
                                                                                 (euro)             (euro)
   ASSETS
Current assets:
   Cash and cash equivalents                                                       13,212              9,107
   Marketable securities                                                           14,702             19,358
   Restricted cash                                                                  7,873              7,873
   Trade receivables, net of allowances for doubtful accounts of
      ((euro)12,720) and ((euro)13,940), respectively                              12,841             11,679
   Prepaid expenses and other current assets                                        7,907              9,976
                                                                                ------------------------------
      Total current assets                                                         56,535             57,994
Property and equipment, net                                                         8,787             13,522
Investments                                                                             -                  -
Goodwill and acquired intangible assets, net                                        4,473              4,473
Other assets                                                                        3,672              3,628
                                                                                ------------------------------
      Total assets                                                                 73,467             79,616
                                                                                ==============================

   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current debt and current maturities of long-term debt                              104                 99
   Accounts payable                                                                 3,147              3,540
   Accrued restructuring costs                                                     10,849             10,653
   Accrued liabilities                                                             13,948             15,602
   Deferred revenue                                                                 4,905              5,570
                                                                                ------------------------------
      Total current liabilities                                                    32,953             35,463
Long Term liabilities                                                                 182                177
Deferred revenue                                                                       38                102
                                                                                ------------------------------
      Total liabilities                                                            33,173             35,742
                                                                                ------------------------------

Shareholders' equity
   Common stock, stated value(euro)1-authorized: 154,187,975 shares;
   outstanding: 88,191,321 shares at March 31, 2002 and December 31,
   2001 respectively                                                               88,191             88,191
   Paid-in capital                                                                 13,420             13,420
   Cash received for unregistered stock                                            10,001                  -
   Accumulated deficit                                                            (73,917)           (60,631)
   Accumulated other comprehensive income                                           2,599              2,894
                                                                                ------------------------------
      Total shareholders' equity                                                   40,294             43,874
      Total liabilities and shareholders' equity                                   73,467             79,616
                                                                                ==============================

                          INTERSHOP Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (In thousands Euro, except per share amounts, unaudited)

                                                                   Three Months Ended
                                                                         March 31,
                                                               -------------------------------
                                                                   2002             2001
                                                                   ----             ----
                                                                  (euro)           (euro)
Revenues:
   Licenses                                                         6,186              5,713
   Services, maintenance and other revenue                          5,973             14,564
                                                               -------------------------------
   Total revenues                                                  12,159             20,277

Cost of revenues:
   Licenses                                                           237                450
   Services, maintenance and other revenue                          5,364             14,143
                                                               -------------------------------
   Total costs of revenues                                          5,601             14,593

   Gross Profit                                                     6,558              5,684

Operating expenses:
   Research and development                                         2,460              4,552
   Sales and marketing                                              9,117             20,433
   General and administrative                                       4,634             12,098
   Amortization of goodwill                                             -              2,339
   Restructuring costs                                              3,793              1,881
                                                               -------------------------------

   Total operating expenses                                        20,004             41,302

Operating income (loss)                                           (13,446)           (35,619)
Other income (expense), net:
   Interest income                                                    168              1,407
   Interest expense                                                    (2)                (8)
   Write-down of investments                                            -                  -
   Other income (expense)                                              (6)              (332)
                                                               -------------------------------
   Total other income (expense)                                       160              1,066

Net income (loss)                                                 (13,286)           (34,552)
                                                               -------------------------------

                                                               -------------------------------
Basic earnings (loss) per share                                     (0.15)             (0.39)
                                                               ===============================

Shares used in computing:
                                                               -------------------------------
   For basic earnings (loss) per share                             88,191             88,007
                                                               -------------------------------




                          INTERSHOP Communications AG
           Condensed Consolidated Statement of Cash Flows (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                                                      Three Months Ended
                                                                                           March 31,
                                                                                ------------------------------
                                                                                    2002             2001
                                                                                    ----             ----
                                                                                   (euro)           (euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                                   (13,286)        (34,552)
ADJUSTMENTS TO RECONCILE NET LOSS TO CASH USED IN OPERATING ACTIVITIES:
Depreciation and asset impairment                                                     4,096           2,235
Amortization of goodwill                                                                  -           2,339
Provision for doubtful accounts                                                        (200)          3,652
Gain on disposal of marketable securities                                                 6            (640)
Loss on disposal of marketable securities                                                 7               -
CHANGE IN:
Accounts receivable                                                                    (928)          4,698
Prepaid expenses and deposits                                                         2,082          (2,654)
Other assets                                                                              1          (1,486)
Accounts payable                                                                       (416)         (5,211)
Deferred revenue                                                                       (758)           (859)
Accrued restructuring liability                                                         197               -
Accrued expenses and other liabilities                                               (2,171)         (1,083)
                                                                                ------------------------------

Net cash used in operating activities                                               (11,371)        (33,561)
                                                                                ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                                                           -          (7,938)
Sale proceeds on disposal of equipment                                                  677               -
Purchases of equipment, net of capital leases                                             -          (2,461)
Sale proceeds on disposal of marketable securities                                   19,657          26,181
Purchase of marketable securities                                                   (15,002)              -
                                                                                ------------------------------

Net cash used in investing activities                                                 5,332          15,783
                                                                                ------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock                                                        -              54
Cash received for unregistered stock                                                 10,001               -
                                                                                ------------------------------

Net cash provided by financing activities                                            10,001              54
                                                                                ------------------------------
                                                                                ------------------------------
Effect of change in exchange rates on cash                                              143             396
                                                                                ------------------------------

Net change in cash and cash equivalents                                               4,105         (17,329)

Cash and cash equivalents, beginning of period                                        9,107          84,062
                                                                                ------------------------------

Cash and cash equivalents, end of period                                             13,212          66,733
                                                                                ==============================



                           INTERSHOP Communications AG
 Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity

                     (in thousands(euro), except share data)

                                   Convertible
                                   Redeemable
                                Preferred Stock             Common Stock                    Capital    Notes       Deferred

                                Shares  Amount     Shares      Stated Value     APIC       Injection Receivable  Compensation
                                -----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999         -       -      84,390,520      16,878       48,169                     (141)         (273)
                                -----------------------------------------------------------------------------------------------
  Net loss
  Foreign currency translation
  adjustments

  Unrealized Gain (Loss) on
  Available for Sale Security, net
  Private Placement of Common
  Stock, net                                         500,000         100       38,900

  Issuance of Common Stock for
  Secondary Offering, net                          1,675,000         335      111,876

  Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                          280,000          56          (56)
  Issuance of Common Sock for
  Acquisitions                                       275,011         275       22,586
  Exercise of stock options                          882,485         334        4,635
  Capital Contribution (net of                                                 12,500
  tax)

  Collections on notes receivables
  from stockholders                                                                                        141
  Amortization of deferred
  compensation                                                                                                           273
  Allocation of par value resulting
  from stock split                                                70,025      (70,025)
                                -----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000         -       -      88,003,016      88,003      168,585                        -             -
                                -----------------------------------------------------------------------------------------------
  Net loss
  Foreign currency translation
  adjustments
  Unrealized Gain (Loss) on
  Available for Sale Security, net
  Exercise of stock options                          188,306        ,188          330
  Appropriation of paid in capital                                           (155,495)
                                -----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001         -       -      88,191,322      88,191       13,420                        -             -
                                -----------------------------------------------------------------------------------------------
  Net loss
  Foreign currency translation
  adjustments

  Unrealized Gain (Loss) on
  Available for Sale Security, net
  Private Placement of Common Stock,
  net                                                                  -                     10,001
                                -----------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2002                           88.191.322      88,191       13,420        10,001          -             -
                                ===============================================================================================



                                                                                                Cumulative
                                         Accumulated  Comprehensive    Total Stockholders'    Comprehensive
                                           Deficit      Income (Loss)       Equity            Income (Loss)
                                         ------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                  (45,406)          3,637          22,864            (14,716)
                                         ------------------------------------------------------------------
  Net loss                                  (38,923)                        (38,923)           (38,923)
  Foreign currency translation
  adjustments                                                 1,523           1,523              1,523

  Unrealized Gain (Loss) on
  Available for Sale Security, net                           (3,451)         (3,451)            (3,451)
  Private Placement of Common
  Stock, net                                                                 39,000

  Issuance of Common Stock for
  Secondary Offering, net                                                   112,211

  Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted
  Issuance of Common Sock for
  Acquisitions                                                               22,861
  Exercise of stock options                                                   4,969
  Capital Contribution (net of
  tax)                                                                       12,500

  Collections on notes receivables
  from stockholders                                                             141
  Amortization of deferred
  compensation                                                                  273
  Allocation of par value resulting
  from stock split

                                         ------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                  (84,328)          1,709         173,968            (40,851)
                                         ------------------------------------------------------------------
  Net loss                                 (131,798)                       (131,798)          (131,798)
  Foreign currency translation
  adjustments                                                   837             837                837
  Unrealized Gain (Loss) on
  Available for Sale Security, net                              348             348                348
  Exercise of stock options                                     519
  Appropriation of paid in capital          155,495
                                         ------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                  (60,631)         (2,894)         43,874            130,613
                                         ------------------------------------------------------------------
  Net loss                                  (13,286)                        (13,286)           (13,286)
  Foreign currency translation
  adjustments                                                  (189)           (189)              (189)

  Unrealized Gain (Loss) on
  Available for Sale Security, net                             (107)           (107)              (107)
  Private Placement of Common Stock,
  net                                                                        10,001
                                         ------------------------------------------------------------------
BALANCE, MARCH 31, 2002                     (73,917)          2,599          40,294           (144,194)
                                         ==================================================================
